SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe

Houston, Texas 77056

October 27, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Schlumberger N.V. (Schlumberger Limited) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021, which was filed with the U.S. Securities and Exchange Commission on October 27, 2021. Such disclosure appears on page 29 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

/s/ Samantha Blons
Samantha Blons
Assistant Secretary